Exhibit 1.1
AMENDMENT TO UNDERWRITING AGREEMENT
This agreement (the “Agreement”) has been entered into by and between
CanArgo Energy Corporation, a Delaware corporation, having a place of business at P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR, British Isles (the “Company”); and

[ ] (the “Underwriter”).

1	BACKGROUND

1.1	On or around 24 July 2008 the Company and the Underwriter entered into an underwriting agreement (the “Underwriting Agreement”) in terms of which the Underwriter agreed to underwrite part of a primary offering of 242,107,390 common shares of US$0.10 in the Company (the “Shares”) at a subscription price of US$0.10 per Share. The Company also entered into underwriting agreements with other foreign investors (such investors, together with the Underwriter, the “Underwriting Group”).

1.2	Certain members of the Underwriting Group have indicated to the Company that they may be unable or unwilling to comply with their underwriting commitments. Accordingly, the Company is in the process of exploring alternative financing and/or underwriting arrangements which, if successful, may lead to the Company and the Underwriting Group agreeing that the Underwriting Group will be released (in whole or in part) from their underwriting commitments. For the avoidance of doubt, however, at this time the Company has not agreed to any such release. Nonetheless, in order to give the Company the time to explore those alternative financing and/or underwriting arrangements (and having regard to the fact that (a) the Underwriting Agreement currently provides that the Application Period shall not be more than four weeks and (b) the parties are desirous that the Company should extend the Application Period in order to enable the Company to explore alternative arrangements as aforesaid) the parties have agreed to enter into this Agreement in order to amend the Underwriting Agreement.

1.3	The expression “Application Period” shall bear the same meaning in this Agreement as is given to it in the Underwriting Agreement.

2	AMENDMENT OF UNDERWRITING AGREEMENT

2.1	Clause 7.2 of the Underwriting Agreement shall be amended by the deletion of the word “four” and the insertion of the word “seven”. Accordingly, Clause 7.2 of the Underwriting Agreement will now read “The Application Period shall not be more than seven weeks.”.

2.2	Save as amended hereby the Company and the Underwriter acknowledge and agree that the Underwriting Agreement shall remain in full force and effect in accordance with its terms.

3	GOVERNING LAW AND JURISDICTION

3.1	This Agreement shall be governed by, and construed in accordance with, Norwegian law.

3.2	In relation to any legal action or proceedings to be taken in connection with this Agreement, each of the Company and the Underwriter irrevocably submits to the exclusive jurisdiction of the Norwegian courts with Oslo District Court as due venue.
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For the Underwriter	For the Company

Place and Date:	Place and Date:

Name:	Name:

Position:	Position:

Signature:	Signature:

When signing on behalf of another person, appropriate evidence of authority must be provided.